

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Kerry D. Massey
Executive Vice President and Chief Financial Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027

Re: Diversicare Healthcare Services, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - First Amendment to Omega Master Lease Agreement dated August 20, 2019
Filed October 31, 2019
File No. 001-12996

Dear Mr. Massey:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance